UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number 001-39025

9F Inc.

(Translation of registrant’s name into English)

Jiufu Building, Rongxin Technology Center

Chaoyang District, Beijing 100102

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY  NOTE

9F Elects to Rely on the SEC Order for Filing Relief in Connection with its Form 20-F for the Year Ended December 31, 2019.

9F, Inc. (“9F” or the “Company”) is filing this Current Report on Form 6-K to avail itself of the relief that has been granted by the Securities and Exchange Commission (the “SEC”) pursuant to the order issued by the SEC on March 25, 2020 under Section 36 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act;” such order, “Release No. 34-88465”).  Release No. 34-88465 provides conditional relief that permits a registrant to file the annual report on Form 20-F for the year ended December 31, 2019 with the SEC no later than 45 days after April 30, 2020, the original due date (the “Original Due Date”), if the registrant is unable to meet the Original Due Date due to circumstances related to the coronavirus disease 2019 (the “COVID-19.”)

Substantially all of our operations are concentrated in China. In connection with intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, restricting residents from travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. We have been taking measures in response to the outbreak, including the adoption of modified operating hours, remote working arrangement and more stringent workplace sanitation measures. These measures has resulted in certain disruption to the Company’s preparation of its annual report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”), and led to the inability of the Company to file, on a timely basis, its Annual Report by the Original Due Date. Such disruptions include, but are not limited to the temporary closure of certain of the Company’s offices, the modified working hours, restrictions on the number of on-site employees, remote working arrangements, quarantines of certain of the Company’s employees, and difficulties in correspondence and business cooperation with our business partners and investees. All of these have hampered the ability of the Company to complete its financial statements and prepare the Annual Report in time to be filed by the Original Due Date.

Considering the lack of time for the compilation, dissemination and review of the information required to be presented, and the importance of investors receiving materially accurate information in the Annual Report, the Company has decided to rely on the Release No. 34-88465 to extend the due date for the filing of the Annual Report until June 12, 2020. The Company will work diligently to comply with such requirement and, as of the date of this Form 6-K report, the management believes that such extension period is necessary.

When the Company files the Annual Report, the Company plans to include the following risk factor, as may be amended as the Company determines appropriate, to reflect the currently unknown and constantly evolving effects of the COVID-19 outbreak:

Our business, financial condition and results of operations have been and are likely to continue to be materially and adversely affected by the outbreak of COVID-19.

The recent outbreak of a novel strain of coronavirus, now named as COVID-19, was reported to have surfaced in China and now spread rapidly to many parts of the world. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of facilities in China and many other countries for the past few months. In March 2020, the World Health Organization declared the COVID-19 a pandemic.

Substantially all of our operations are concentrated in China. In connection with intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of measures, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, restricting residents from travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. Normal economic life throughout China was sharply curtailed. Consequently, our business, financial condition and results of operations have been and are likely to continue to be materially and adversely affected by the outbreak of COVID-19. The outbreak of COVID-19 led to a suspension of business activities across various sectors in China and is likely to result in a rise in unemployment, which may weaken the debt repayment ability of borrowers for loans under our Online Lending Information Intermediary Services and our direct lending program. Increased borrower defaults for loans under our Online Lending Information Intermediary Services and our direct lending program could in return result in enhanced risks and financial losses to our investors, financial institution partners and other business partners. Although we are a digital financial account platform that provides loan facilitation services and post-origination services, and we are not directly liable to investors or institutional funding partners for borrowers’ defaults of loans under our Online Lending Information Intermediary Services and our direct lending program, potential increase in borrower defaults could still have material adverse effect on our business relationships with our financial institution partners, merchant partners and other business partners and may potentially trigger material adverse changes in our business relationships with certain partners.  Furthermore, the payment or repayment ability or decision of our business partners and third-party borrowers may also be negatively affected since suspension of business activities across various sectors are likely to lead to a rise in unemployment, which could increase uncertainties relating to the collection of our receivables. Although we are trying to maintain effective communication channels with the affected business partners and third-party borrowers and take measures to protect our legal interest, we cannot assure you that potential disputes and litigations won’t be arise between us and certain affected business partners and third-party borrowers.  Such disputes and litigations, if any, could adversely affect our financial condition and results of operations . The population in most of the major cities was locked down to a greater or lesser extent and opportunities for discretionary consumption were extremely limited. As a result of the sharp slowdown in consumption activities, especially in leisure spending or outdoor entertainment, the growth of our loan origination volume may also significantly slow down due to a reducing demand for consumption loans. The other effects include the temporary closure of our offices, quarantine of certain of our employees and restrictions on our employees’ ability to travel. In addition, we believe that our business partners and suppliers such as our partners in the consumption sectors of travelling, home improvement, education and elective medical care service, are also experiencing similar or more serious disruptions to their business operation, which are expected to last for some time until the affected business partners and suppliers are fully recovered from the disruptions.  All of these would negatively affect our business operation, financial condition and results of operations. We have been taking measures in response to the outbreak, including the adoption of modified operating hours, restrictions on the number of on-site employees, remote working arrangements and more stringent workplace sanitation measures, which may also have negative impact on our business operation. With China’s gradual recovery from the economic impact brought about by COVID-19, we have also been actively adjusting our business operations and further expanding our businesses such as online consumption, technology enablement related services, and online stock investment.  However, as a result of the above developments, our business and financial performance could be materially and adversely affected by the outbreak of COVID-19 in China since the beginning of 2020 and this is likely to continue throughout the current year, if not longer, given COVID-19 has now become a global pandemic.

While many of the restrictions on movement within China have been relaxed now, and we are adopting a series of measures to cope with the uncertainties and risks brought about by COVID-19, there is great uncertainty as to the future progress of the disease. Currently, there is no vaccine or specific anti-viral treatment for COVID-19. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the reintroduction of restrictions. The extent to which this outbreak impacts our business and financial performance will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the duration and severity of this outbreak and the actions taken by authorities and other entities to contain this outbreak or treat its impact, among others, all of which are beyond our control.

We have established, and are actively expanding our operation in Southeast Asian countries. COVID-19 has caused significant disruptions to the economic development in Southeast Asian countries, which may weaken the debt repayment ability of borrowers of our lending business in these countries. Although our business operation in these countries are relatively small, and we have been actively pursuing technology enablement strategies to enable our business partners and financial institutions in Southeast Asia, the developments surrounding COVID-19 could still negatively affect our future development in this region.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “aims,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident,” “potential,” “continue,” “likely to,” and similar statements. Such statements are based upon management’s current expectations and current market, regulatory and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s estimates relating to the completion and filing of its annual report on Form 20-F for the year ended December 31, 2019 , uncertainties as to the impact of the COVID-19 on the Company’s business operations, the industries the Company is operating in and the economy of China and elsewhere generally; uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq, including its ability to cure any non-compliance with the Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 9F Inc. does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

9F Inc.

	By:	/s/ Yanjun Lin
	Name:	Yanjun Lin
	Title:	Chief Financial Officer

Date: April 29, 2020